EXHIBIT 12
COCA-COLA ENTERPRISES, INC.
EARNINGS TO FIXED CHARGES
(in millions; except ratios)

	First Quarter
	2015	2014
Computation of Earnings:
Income before income taxes	$130	$155
Add:
Interest expense	30	28
Amortization of debt premium/discount and expenses	1	1
Interest portion of rent expense	6	6
Earnings as adjusted	$167	$190
Computation of Fixed Charges:
Interest expense	$30	$28
Amortization of debt premium/discount and expenses	1	1
Interest portion of rent expense	6	6
Fixed charges	$37	$35
Ratio of Earnings to Fixed Charges(A)	4.57	5.42
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(A)	Ratios were calculated prior to rounding to millions.